

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2024

Weihong Du
Chief Executive Officer
Transit Pro Tech Inc.
100 N. Barranca Street, Suite 460
Covina, CA 91791

> **Re: Transit Pro Tech Inc.**
> **Registration Statement on Form 10-12G**
> **Filed July 1, 2024**
> **File No. 000-56650**

Dear Weihong Du:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Vincent McGill